EXHIBIT 99.2
                                                                    ------------


                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
--------------------------------------------------------------------------------
  (thousands of United States Dollars except for share, per share and ton data)

                                                                      FOR THE THREE MONTHS ENDED          FOR THE SIX MONTHS ENDED
                                                              ----------------------------------------------------------------------
                                                                  JUNE 30        JUNE 30       MARCH 31       JUNE 30      JUNE 30
                                                                    2004           2003          2004          2004          2003
                                                                                (RESTATED)    (RESTATED)                  (RESTATED)
------------------------------------------------------------------------------------------------------------------------------------
Plate and Coil Tons Produced (thousands)                            813.6          767.8         791.4       1,605.0        1,428.2
------------------------------------------------------------------------------------------------------------------------------------
Finished Tons Shipped (thousands)                                   884.2          748.8         937.1       1,821.3        1,423.0
------------------------------------------------------------------------------------------------------------------------------------
Sales                                                         $   548,275    $   298,216   $   482,908    $1,031,183    $   578,079
Cost of sales
Manufacturing and raw material                                    394,374        267,687       384,267       778,641        507,355
Amortization of capital assets                                     20,188         15,245        18,521        38,709         29,811
                                                              ----------------------------------------------------------------------
                                                                  414,562        282,932       402,788       817,350        537,166
                                                              ----------------------------------------------------------------------
Gross income                                                      133,713         15,284        80,120       213,833         40,913
Selling, research and administration                               15,210         14,047        15,746        30,956         26,057
                                                              ----------------------------------------------------------------------
Operating income                                                  118,503          1,237        64,374       182,877         14,856
Other expenses (income):
Interest on long-term debt                                          8,640          6,271         9,348        17,988         12,024
Net interest income                                                  (406)          (206)         (698)       (1,104)          (374)
Foreign exchange loss (gain)                                         (396)        (3,287)          166          (230)        (4,699)
                                                              ----------------------------------------------------------------------
Income (Loss) Before Income Taxes                                 110,665         (1,541)       55,558       166,223          7,905
Income Tax Expense                                                 42,051          2,129        21,111        63,162          5,530
                                                              ----------------------------------------------------------------------
Net Income (Loss)                                                  68,614         (3,670)       34,447       103,061          2,375
Dividends on Preferred Shares, including part VI.I tax                786          1,570         1,675         2,461          3,033
Interest on Subordinated Notes, net of income tax                   1,442          1,443         1,443         2,885          2,886
                                                              ----------------------------------------------------------------------
Net Income (Loss) Attributable to Common Shareholders         $    66,386    $    (6,683)  $    31,329    $   97,715    $    (3,544)
------------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Common Shar- Basic                        $      1.38    $     (0.14)  $      0.65    $     2.04    $     (0.07)
                               - Diluted                      $      1.22    $     (0.14)  $      0.57    $     1.78    $     (0.07)
Denominator for Basic Earnings per Common Share (thousands)        47,965         47,667        47,863        47,914         47,667
Denominator for Diluted Earnings per Common Share (thousands)      56,274         47,667        60,368        57,779         47,667
================================================================================================================================




            CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (UNAUDITED)

                      (thousands of United States Dollars)

                                                                                   FOR THE                          FOR THE
                                                                              THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                     ---------------------------------------------------------------
                                                                       JUNE 30     JUNE 30     MARCH 31       JUNE 30       JUNE 30
                                                                         2004        2003        2004          2004           2003
------------------------------------------------------------------------------------------------------------------------------------
Retained Earnings at Beginning of Period, as previously reported      $ 515,734   $ 494,523   $ 487,924    $ 487,924    $ 494,599
Cumulative effect of change in accounting policy                         15,960      11,624      14,250       14,250       10,027
                                                                     ---------------------------------------------------------------
Retained Earnings at Beginning of Period, as restated                   531,694     506,147     502,174      502,174      504,626
Net Income (Loss)                                                        68,614      (3,670)     34,447      103,061        2,375
Dividends on Preferred Shares, including part VI.I tax                     (786)     (1,570)     (1,675)      (2,461)      (3,033)
Interest on Subordinated Notes, net of income tax                        (1,442)     (1,443)     (1,443)      (2,885)      (2,886)
Dividends on Common Shares                                               (1,771)     (1,762)     (1,809)      (3,580)      (3,380)
                                                                     ---------------------------------------------------------------
Retained Earnings at End of Period                                    $ 596,309   $ 497,702   $ 531,694    $ 596,309    $ 497,702
------------------------------------------------------------------------------------------------------------------------------------


                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                      (thousands of United States Dollars)

                                                                      FOR THE THREE MONTHS ENDED          FOR THE SIX MONTHS ENDED
                                                              ----------------------------------------------------------------------
                                                                  JUNE 30        JUNE 30       MARCH 31       JUNE 30      JUNE 30
                                                                    2004           2003          2004          2004          2003
                                                                                (RESTATED)    (RESTATED)                  (RESTATED)
------------------------------------------------------------------------------------------------------------------------------------
Cash Derived From (Applied To)
Operating Activities
Working capital provided by operations
Net income (loss)                                             $    68,614    $    (3,670)  $    34,447    $  103,061    $     2,375
Amortization of capital assets                                     20,188         15,245        18,521        38,709         29,811
Amortization of deferred charges                                      309            321           332           641            539
Deferred pension expense                                           (1,771)           258           828          (943)         1,095
Future income taxes                                                32,523          1,178        11,926        44,449          2,737
                                                              ----------------------------------------------------------------------
                                                                  119,863         13,332        66,054       185,917         36,557
                                                              ----------------------------------------------------------------------
Changes in working capital
Accounts receivable, less allowances                              (28,516)        (5,974)      (42,934)      (80,026)         5,972
Income taxes recoverable                                            7,243         (5,824)       (5,301)       10,518        (11,125)
Inventories                                                       (12,599)       (18,950)       (4,792)      (17,391)        (5,727)
Other                                                                 220           (139)         (182)           38            366
Accounts payable and accrued charges                               (7,766)       (13,936)       25,195        17,429         17,672
                                                              ----------------------------------------------------------------------
                                                                  (41,418)       (44,823)      (28,014)      (69,432)         7,158
                                                              ----------------------------------------------------------------------
                                                                   78,445        (31,491)       38,040       116,485         43,715
------------------------------------------------------------------------------------------------------------------------------------
Financing Activities
Common share dividends                                             (1,771)        (1,762)       (1,809)       (3,580)        (3,380)
Common shares issued pursuant to share option plan                  3,469             --           553         4,022             --
Preferred share dividends                                          (1,498)        (1,482)       (1,555)       (3,053)        (2,848)
Retirement of preferred shares                                   (108,996)            --            --      (108,996)            --
Subordinated notes interest                                            --             --        (4,250)       (4,250)        (4,250)
Issue of long-term debt                                                --        254,600            --            --        264,600
Repayment of long-term debt                                       (34,286)      (157,586)           --       (34,286)      (225,586)
                                                              ----------------------------------------------------------------------
                                                                 (143,082)        93,770        (7,061)     (150,143)        28,536
------------------------------------------------------------------------------------------------------------------------------------
Investing Activities
Expenditures for capital assets                                    (4,559)        (4,139)       (8,617)      (13,176)        (7,637)
Change in mortgage receivable                                       1,717             --        (5,851)       (4,134)            --
Proceeds on sale of assets held for sale                               --          1,032            --            --          1,032
                                                              ----------------------------------------------------------------------
                                                                   (2,842)        (3,107)      (14,468)      (17,310)        (6,605)
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents       (2,946)        (2,104)        5,228         2,282         (1,875)
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in Cash and Cash Equivalents                  (70,425)        57,068        21,739       (48,686)        63,771
Cash and Cash Equivalents at Beginning of Period                  153,306         29,562       131,567       131,567         22,859
                                                              ----------------------------------------------------------------------
Cash and Cash Equivalents at End of Period                    $    82,881    $    86,630   $   153,306    $   82,881    $    86,630
------------------------------------------------------------------------------------------------------------------------------------

            CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

                      (thousands of United States Dollars)

                                                                     JUNE 30        JUNE 30      DECEMBER 31
                                                                       2004          2003           2003
                                                                                   (RESTATED)    (RESTATED)
------------------------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                                         $     82,881    $   86,630    $   131,567
Accounts receivable, less allowances                                   250,731       150,468        174,226
Recoverable income taxes                                                26,235        18,372         36,753
Inventories                                                            299,809       278,510        286,159
Future income taxes                                                     20,732        39,872         17,764
Other                                                                    2,759         2,660          2,833
                                                                  ------------------------------------------
                                                                       683,147       576,512        649,302
------------------------------------------------------------------------------------------------------------
Non-Current Assets
Capital and other                                                    1,104,527     1,150,071      1,132,371
Future income taxes                                                    111,580       128,902        149,430
                                                                  ------------------------------------------
                                                                     1,216,107     1,278,973      1,281,801
------------------------------------------------------------------------------------------------------------
Total Assets                                                      $  1,899,254   $ 1,855,485   $  1,931,103
------------------------------------------------------------------------------------------------------------

Current Liabilities
Accounts payable and accrued charges                              $    176,605   $   138,618   $    163,895
Current portion of long-term debt                                       14,286        34,286         34,286
                                                                  ------------------------------------------
                                                                       190,891       172,904        198,181
------------------------------------------------------------------------------------------------------------
Long-Term Liabilities
Long-term debt                                                         384,831       398,399        401,244
Future income taxes                                                    206,465       157,658        182,864
                                                                  ------------------------------------------
                                                                       591,296       556,057        584,108
------------------------------------------------------------------------------------------------------------
Shareholders' Equity
Preferred shares                                                            --        98,659         98,695
Common shares                                                          358,412       351,311        354,095
Subordinated notes                                                     104,250       104,250        104,250
Retained earnings                                                      596,309       497,702        502,174
Cumulative translation adjustment                                       58,096        74,602         89,600
                                                                  ------------------------------------------
                                                                     1,117,067     1,126,524      1,148,814
------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                        $  1,899,254   $ 1,855,485   $  1,931,103
------------------------------------------------------------------------------------------------------------

         NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

                      (thousands of United States Dollars)


1. The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements included in IPSCO Inc.'s (the "Company") Annual Report for the year ended December 31, 2003. This consolidated financial information reflects all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for fair presentation of the consolidated financial statements for the periods shown. The results of operations of any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

        Effective January 1, 2004, the Company adopted the provisions of the Canadian Institute of Chartered Accountants Handbook Section 3063 "Impairment of Long-lived Assets", Section 3110 "Asset Retirement Obligations" and Section 3475 "Disposal of Long-lived Assets and Discontinued Operations". Adoption of these new accounting standards did not have a significant effect on the Company's financial position or results of operations as of June 30, 2004 or for the three or six months ended June 30, 2004.

2. Effective April 1, 2004, the Company changed its method of accounting for the costs of major overhauls and repairs. Under the new method the cost of major overhauls and repairs which are not capitalized are expensed as incurred. Previously the non-capital estimated cost of such overhauls and repairs was accrued on a straight-line basis between the major overhauls and repairs with actual costs charged to the accrual as incurred. The Company believes the new method more appropriately recognizes such costs in the period incurred.

        The accounting change has been applied retroactively with restatement of prior periods. The impact of the change on financial position as of June 30 and December 31, 2003 is as follows:

                                                                                                        JUNE 30      DECEMBER 31
                                                                                                         2003           2003
                                                                                                        INCREASE     (DECREASE)
                                                                                                     ---------------------------
           Recoverable income taxes                                                                  $    (4,532)  $     (3,699)
           Future income taxes - current asset                                                            (4,649)        (5,212)
           Accounts payable and accrued charges                                                          (21,274)       (25,056)
           Future income taxes - long-term liability                                                         114          1,221
           Retained earnings                                                                              11,464         14,250
           Cumulative translation adjustment                                                                 515            674

        The impact on net income and earnings per share in previously reported periods is as follows:
                                                                                                                   FOR THE SIX
                                                                                       FOR THE THREE MONTHS ENDED  MONTHS ENDED
                                                                                      ------------------------------------------
                                                                                         JUNE 30       MARCH 31       JUNE 30
                                                                                           2003          2004           2003
           ---------------------------------------------------------------------------------------------------------------------
           Net income (loss) as previously reported                                   $     (6,523)  $    29,619   $     (4,981)
           Adjustment                                                                         (160)        1,710          1,437
                                                                                      ------------------------------------------
           Net income (loss) as restated                                              $     (6,683)  $    31,329   $     (3,544)
                                                                                      ------------------------------------------

           Earnings (Loss) Per Common Share - Basic, as previously reported                  (0.14)         0.62          (0.10)
           Adjustment                                                                           --          0.03           0.03
                                                                                      ------------------------------------------
           Earnings (Loss) Per Common Share - Basic, as restated                       $     (0.14)   $     0.65    $     (0.07)
                                                                                      ------------------------------------------

           Earnings (Loss) Per Common Share - Diluted, as previously reported                (0.14)         0.54          (0.10)
           Adjustment                                                                           --          0.03           0.03
                                                                                      ------------------------------------------
           Earnings (Loss) Per Common Share - Diluted, as restated                     $     (0.14)   $     0.57    $     (0.07)
                                                                                      ------------------------------------------

3. Effective January 1, 2004, the Company changed the estimated useful life of certain major machinery and equipment from 25 to 20 years. This change has been applied prospectively and the impact for the three months and six months ended June 30, 2004 was to increase amortization expense by approximately $4.5 million and $7.5 million ($.06 and $.05 per basic share or $.10 and $.08 per diluted share), respectively.

4. During the quarter ended June 30, 2003, the Company increased its annual estimated effective income tax rate to 70% due to a decision not to recognize tax benefits on projected 2003 operating losses in the United States until they are realized at a future date. The change in the effective rate amounted to approximately $2.4 million ($.05 cents per share) of additional tax expense in the three months ended June 30, 2003. The 38% estimated effective tax rate for 2004 reflects the expectation that U.S. operations will be profitable.

5.      Pension cost attributable to the Company's pension plans is as follows:

                                                                  FOR THE THREE MONTHS ENDED          FOR THE SIX MONTHS ENDED
                                                          ----------------------------------------------------------------------
                                                            JUNE 30        JUNE 30       MARCH 31       JUNE 30       JUNE 30
                                                              2004           2003          2004          2004           2003
           ---------------------------------------------------------------------------------------------------------------------
           Defined benefit plans                          $     2,183   $      2,219  $      2,446   $     4,629   $      4,127
           Defined contribution plans                             910            812           883         1,794          1,549
                                                          ----------------------------------------------------------------------
                                                          $     3,093   $      3,031  $      3,329   $     6,423   $      5,676
           ---------------------------------------------------------------------------------------------------------------------

6. Under the terms of the Company's agreement for sale and leaseback of certain of the Montpelier Steelworks production equipment, the Company has guaranteed the residual value of the equipment at the end of the 15 year lease term in 2015 to be $37.5 million.

7. The restricted shares and performance units vest at the end of one to three years based on continued employment or continued employment and achievement of certain Company performance objectives. Restricted shares are entitled to dividends declared on common shares during the vesting period and, upon vesting, performance units are entitled to an amount equal to dividends declared during the vesting period. The fair value of the grants is being amortized to compensation expense over the vesting period. Compensation expense of $127 and $168 has been recorded in the three month periods ended June 30 and March 31, 2004, respectively.

        The following table summarizes information on share capital and related matters at June 30, 2004:

                                                   Outstanding      Vested
                                                   --------------------------
           Common shares                           48,219,081
           Common shares - year-to-date
                weighted average                   47,913,915
           Common share stock options               2,667,817      2,656,149
           Restricted shares                           96,657              -
           Performance units                           77,195              -

         During the quarter ended June 30, 2004, the Company redeemed all outstanding preferred shares at their face value.

8. The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

        Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

                                                                  FOR THE THREE MONTHS ENDED          FOR THE SIX MONTHS ENDED
                                                          ----------------------------------------------------------------------
                                                            JUNE 30        JUNE 30       MARCH 31       JUNE 30       JUNE 30
                                                              2004           2003          2004          2004           2003
           ---------------------------------------------------------------------------------------------------------------------
           Sales
           Canada                                         $   128,519   $     96,204  $    208,435   $   336,954   $    218,581
           United States                                      419,756        202,012       274,473       694,229        359,498
                                                          ----------------------------------------------------------------------
                                                          $   548,275   $    298,216  $    482,908   $ 1,031,183   $    578,079
           ---------------------------------------------------------------------------------------------------------------------

                                                                                         JUNE 30        JUNE 30      DECEMBER 31
                                                                                           2004          2003           2003
           ---------------------------------------------------------------------------------------------------------------------
           Capital Assets
           Canada                                                                     $    193,850   $   205,779   $    200,854
           United States                                                                   884,069       927,665        908,564
                                                                                      ------------------------------------------
                                                                                      $  1,077,919   $ 1,133,444   $  1,109,418
           ---------------------------------------------------------------------------------------------------------------------

                                                                  FOR THE THREE MONTHS ENDED          FOR THE SIX MONTHS ENDED
                                                          ----------------------------------------------------------------------
                                                            JUNE 30        JUNE 30       MARCH 31       JUNE 30       JUNE 30
                                                              2004           2003          2004          2004           2003
           ---------------------------------------------------------------------------------------------------------------------
           Sales information by product group
           is as follows:
           Steel mill products                            $   349,604   $    184,937  $    269,112   $   618,716   $    341,468
           Tubular products                                   198,671        113,279       213,796       412,467        236,611
                                                          ----------------------------------------------------------------------
                                                          $   548,275   $    298,216  $    482,908   $ 1,031,183   $    578,079
           ---------------------------------------------------------------------------------------------------------------------

9. The Company's pro forma disclosure of net income and earnings per share using the Black-Scholes option pricing model for determining the compensation expense related to employee stock options follows. For purposes of the pro forma disclosures the estimated fair value of the options is amortized over the options' vesting period. The following pro forma information is based on restated results, as described in note 2.

                                                                  FOR THE THREE MONTHS ENDED          FOR THE SIX MONTHS ENDED
                                                          ----------------------------------------------------------------------
                                                            JUNE 30        JUNE 30       MARCH 31       JUNE 30       JUNE 30
                                                              2004           2003          2004          2004           2003
           ---------------------------------------------------------------------------------------------------------------------
           Pro forma net income                            $   68,612    $    (3,649)  $    34,443    $  103,055    $     2,210

           Pro forma net income attributable
           to common shareholders                          $   66,384    $    (6,658)  $    31,325    $   97,709    $    (3,709)

           Pro forma earnings per common share:
           Basic                                           $     1.38    $     (0.14)  $      0.65    $     2.04    $      0.08
           Diluted                                         $     1.22    $     (0.14)  $      0.57    $     1.78    $      0.08
           ---------------------------------------------------------------------------------------------------------------------

10. Certain prior period amounts have been reclassified to conform with the current presentation.

                            TONS SHIPPED (UNAUDITED)

                                   (thousands)

                                                                  FOR THE THREE MONTHS ENDED          FOR THE SIX MONTHS ENDED
                                                          ----------------------------------------------------------------------
                                                             JUNE 30        JUNE 30      MARCH 31       JUNE 30        JUNE 30
                                                              2004           2003          2004           2004          2003
--------------------------------------------------------------------------------------------------------------------------------
Discrete Plate and Coil                                         458.8          400.5         448.0         906.8          713.1
Cut Plate                                                       158.8          143.3         156.2         315.0          284.5
                                                           ---------------------------------------------------------------------
Total Steel Mill Products                                       617.6          543.8         604.2       1,221.8          997.6
--------------------------------------------------------------------------------------------------------------------------------
Energy Tubulars                                                 117.7          103.4         213.4         331.1          248.7
Large Diameter Tubulars                                          71.9           46.3          38.1         110.0           57.7
Non-Energy Tubulars                                              77.0           55.3          81.4         158.4          119.0
                                                           ---------------------------------------------------------------------
Total Tubular Products                                          266.6          205.0         332.9         599.5          425.4
--------------------------------------------------------------------------------------------------------------------------------
Total Shipments                                                 884.2          748.8         937.1       1,821.3        1,423.0
--------------------------------------------------------------------------------------------------------------------------------



                     NON-GAAP FINANCIAL MEASURES (UNAUDITED)

          (thousands of United States Dollars except for per ton data)

EBITDA is defined as earnings before interest expense, income taxes and amortization. EBITDA does not represent, and should not be considered as an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general. We believe that EBITDA and ratios based on EBITDA are measures commonly used to evaluate a company's performance and its performance relative to its financial obligations. Because our method for calculating EBITDA may differ from other companies' methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies.

Operating income per ton is defined as operating income divided by finished tons shipped. We believe that operating income per ton is a commonly used measure of performance, however, our method of calculation may differ from other companies' methods.

                                                                  FOR THE THREE MONTHS ENDED          FOR THE SIX MONTHS ENDED
                                                          ----------------------------------------------------------------------
                                                             JUNE 30        JUNE 30      MARCH 31       JUNE 30        JUNE 30
                                                              2004           2003          2004           2004          2003
--------------------------------------------------------------------------------------------------------------------------------
The following is a reconciliation of cash derived from
(applied to) operating activities to EBITDA
(Canadian and U.S. GAAP):

           Cash derived from (applied to)
                operating activities                       $   78,445    $   (31,490)  $    38,040    $  116,485    $    43,715
           Changes in working capital                          41,418         44,822        28,014        69,432         (7,158)
           Current income tax expense (benefit)                 9,528            951         9,185        18,713          2,793
           Interest expense, net                                8,234          6,065         8,650        16,884         11,650
           Other                                                1,462           (579)       (1,160)          302         (1,634)
                                                          ----------------------------------------------------------------------
           EBITDA (Canadian GAAP)                             139,087         19,769        82,729       221,816         49,366
           US GAAP adjustments relating to:
           Sale and leaseback                                   3,471          3,471         3,471         6,942          6,942
           Natural gas hedge                                      112           (102)         (327)         (215)          (268)
                                                          ----------------------------------------------------------------------
           EBITDA (US GAAP)                                $  142,670    $    23,138   $    85,873    $  228,543    $    56,040
                                                          ----------------------------------------------------------------------

Operating Income Per Ton                                   $      134    $         2   $        69    $      100    $        10
Annualized Return on Common Shareholders' Equity                   27%            -3%           13%           20%            -1%
--------------------------------------------------------------------------------------------------------------------------------